Exhibit (a)(3)

May 11, 2012

Dear Shareholders:

I am pleased to inform you that Epolin, Inc. (“Epolin”) has entered into an Agreement and Plan of Merger dated as of March 14, 2012 (the “Merger Agreement”), with Polymathes Holdings I LLC, a New Jersey limited liability company (the “Parent”), and Polymathes Acquisition I Inc., a New Jersey corporation and wholly owned subsidiary of the Parent (the “Purchaser”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause the Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, no par value per share, of Epolin (the “Shares”), at a price of $0.22 per Share (the “Offer Price”), paid to the seller in cash, without interest thereon and subject to applicable withholding taxes.

The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger of Purchaser with and into Epolin (the “Merger”) with Epolin surviving as a wholly-owned subsidiary of Parent.

In the Merger, Shares (other than Shares owned by Parent, Purchaser or the Company or Shares held by shareholder’s who properly exercise appraisal rights under New Jersey law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

THE BOARD OF DIRECTORS OF EPOLIN HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF EPOLIN. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF EPOLIN ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

In arriving at its recommendation, the Board of Directors gave consideration to the factors described in the enclosed Schedule 14D-9 that has been filed with the Securities and Exchange Commission.

In addition to the Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase dated May 8, 2012, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

Very truly yours,

/s/ Murray S. Cohen

MURRAY S. COHEN,
Chairman of the Board

Epolin, Inc
358-364 Adams Street
Newark, New Jersey 07105 USA